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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **August, 2010**

Commission File Number: **001-33900**

DESWELL INDUSTRIES, INC.
(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_______________.

DESWELL

DESWELL INDUSTRIES, INC.



2010 ANNUAL REPORT

Focusing On the Future



Contents



Financial Highlights

We believe that our strategic efforts on cost savings and new business development combined with the expected contribution of new accounts and projects later this year, will see increasingly positive results for our Company in the coming fiscal year.

Net income //	Net sales //	Basic net income per share //
1.5	81.6	0.09
millions	millions	dollars
Year ended March 31, 2010	Year ended March 31, 2010	Year ended March 31, 2010

	2009	2010
Current Ratio	4.06	5.61
Total Debt to Equity	0.14	0.11

TOTAL ASSETS / (million $)


83.5
94.7
106.2
113.5
137.0
130.7
141.2
140.4
137.5
134.0
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
March 31

Message to Shareholders

DEAR SHAREHOLDERS,

As many of you are aware, the fiscal year 2010 continued a challenging period for Deswell. With the global economy remaining unsettled, we experienced a decline in sales in both our plastics and our electronics businesses, which impacted on our overall revenue performance and our bottom line. Despite some recent signs of economic recovery, we are anticipating that market instability may continue for several more quarters yet. That said, we are pleased to report a slight increase in net income and earnings per share for fiscal 2010, and to note that our balance sheet remains strong, as reflected in the $35.1 million we hold in cash and cash equivalents and our absence of debt as of March 31, 2010.

Net sales for the year ended March 31, 2010 amounted to $81.6 million, a decrease of 38.0% compared to sales of $131.7 million for the previous year. This decrease was mainly attributable to decreases in sales revenue of $26.4 million from our plastics segment and $23.7 million from our electronics and metallics segment. Both segments saw a significant decrease in orders from existing customers during the year as a result of the generally weak economy. Specifically, net sales to one of the plastics segment's major customers dropped by around 59% due to a decrease in orders for one of this customer's main products. Even given our broad array of manufacturing capabilities and the sector-leading reputation enjoyed by our plastics and electronics divisions, we found it difficult to overcome the combined challenges of the global economic downturn, persistent pressure from lower-priced competitors, and ongoing changes in our customer mix.

Gross profit for the fiscal year 2010 amounted to approximately $12.7 million, representing a gross profit margin of 15.5%, compared to gross profit of approximately $20.2 million or 15.3% in fiscal 2009. Gross profit in the plastics segment decreased to $9.8 million or 20.9% of net sales for the year ended March 31, 2010, compared to $13.0 million or 17.6% of net sales for fiscal 2009. This improvement in gross profit margin in the plastics segment was due to lower materials costs as a percentage of sales, which came about because of a reduction in sales of lower profit margin items. Gross profit in the electronics and metallics segment decreased to $2.8 million or 8.1% of sales in fiscal 2010, compared to $7.2 million or 12.4% of sales in 2009. The decrease in gross profit margin in the electronics and metallics segment was mainly attributable to higher raw materials costs and factory overheads in fiscal 2010.

As mentioned earlier, we are pleased to report increased net income of $1.5 million or $0.09 per share for the year ended March 31, 2010, compared to net income of $1.2 million or $0.08 per share in fiscal 2009. This increase mainly arose from an increase in 'other income' to $4.6 million during this fiscal year, from last year's 'other expenses' of $0.1 million, primarily as the result of the net gain of $4.2 million arising from the Company's November 2009 disposal of its former manufacturing plant in Shekou, Shenzhen, China.

Deswell is continuing to focus on finding ways to reduce overhead costs and increase new business. In the face of challenging factors such as the China labor shortage, the recent increase in the minimum wage, and the fluctuation of the renminbi which have all increased our manufacturing costs, our Company has maintained disciplined cost control and a very solid balance sheet. At the end of fiscal 2010, our cash and cash equivalents totaled $35.1 million, compared to $23.1 million for the fiscal year ended March 31, 2009, and we had working capital totaling $59.8 million compared to $52.6 million as of March 31, 2009. Furthermore, the Company currently has no long-term or short-term borrowings. We believe that our strategic efforts to reduce the costs of overheads and stimulate the development of new business, combined with the expected contribution of new accounts and projects later this year, will see increasingly positive results for our Company in the coming fiscal year.

We were pleased to resume the distribution of a dividend to our shareholders, which we had suspended in the first quarter and third quarters of fiscal 2010 in order to conserve cash and better position the Company to drive future performance. On June 22, 2010 our board of directors declared a dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2010.

While the economic landscape has been challenging, Deswell has maintained its financial health and its reputation as a leading provider of electronic and plastic assemblies. We enjoy a customer base that includes a number of the major providers of audio equipment, consumer electronics, and office equipment , and we believe our ability to meet their demanding quality standards and produce state-of-the-art equipment will allow us to grow as these sectors recover.





I would like to thank our shareholders for their continued support and patience throughout this difficult fiscal year, and I look forward to a successful fiscal 2011.

Sincerely,



Franki S.F. Tse
Chief Executive Officer

Business Overview

Deswell has been constantly involved in investment and R&D activities to keep it at the forefront of the plastic injection molding industry.





Deswell Industries, Inc. ('Deswell' or 'the Company') has now been operating for 23 years, fifteen of them as a listed company on the Nasdaq board. In that time it has primarily focused on its core competence, the manufacture of injection-molded plastic parts and components, and built up a worldwide reputation for quality and reliability as an OEM manufacturer. In recent years it has added the manufacture of electronics products and subassemblies to its repertoire, along with the smaller scale manufacture of metallic molds and accessory parts. In the light of the special relationship it has built up with high-end audio equipment companies over the past few years, it has also become involved in distributing high-end audio equipment within China.

Since its foundation, Deswell has been constantly involved in investment and R&D activities to keep it at the forefront of the plastic injection molding industry. It took a major step forward in 2007, following the completion of a new injection molding factory in Dongguan, which is ideally located for ease of logistics and exports. Equipped with state-of-the-art machinery and facilities, the plant utilizes a range of advanced plastic molding production technologies such as film injection, integrated injection and insert injection technology. Most of Deswell's products are manufactured here, including:

- // **Plastic components for electronic entertainment products;**
- // **cases for flashlights, telephones, paging machines, projectors and alarm clocks;**
- // **toner cartridges and cases for photocopiers and printer machines;**
- // **parts for electrical products such as air-conditioners and ventilators;**
- // **parts for audio equipment;**
- // **cases and key tops for personal organizers and remote controls;**



- // **double injection caps and baby products;**
- // **parts for medical products such as equipment used in blood tests;**
- // **laser key caps; and**
- // **automobile components.**

Elsewhere in Dongguan, in Chang An, the Company has a factory for the manufacture of electronics products and subassemblies. This is where it assembles complex printed circuit boards using surface mount ("SMT"), automatic insertion ("AI") and pin-through-hole ("PTH") interconnection technologies. Finished products manufactured or assembled at the Chang An facility include:

- // **business communication products such as digital phone systems or digital keysets and voice-over IP (VoIP) phones;**
- // **high-end professional audio equipment such as digital audio workstations, mixing consoles, instrument amplifiers, signal processors, and speaker enclosures;**
- // **home entertainment equipment, such as AV receivers and subwoofers; and**
- // **surveillance products such as CCTV matrix switchers/controllers.**

The Chang An factory is also where the Company manufactures metal products, including metallic molds and accessory parts, used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, and automatic teller machines.

Business Overview

At the end of fiscal 2010, Deswell employed 3,474 employees across its operations, slightly down on the number at the same time last year. Products were produced on both an OEM and contract basis, and sold to customers in Asia, North America and Europe.

Raw materials costs have once again been volatile over the year, with the cost of plastic, Deswell's primary raw material, linked closely to the price of oil. Oil prices fell from record highs in 2008 when the global economic crisis hit, and the knock-on effect for the Company in the year under review was an average drop in plastic resin prices of 14%. The cost of plastics resin represented around 42% and 45% of the total cost of plastics products sold by the Company in fiscal 2010 and 2009 respectively. The Company thus enjoyed lower materials costs in fiscal 2010 than it had in the previous year, which contributed to the lower cost of materials as a percentage of its total sales.

The cost of labor for the Company rose slightly over the year. As a percentage of sales, labor costs peaked at 12.2%, against 10.7% in fiscal 2009. Deswell continues its policy of maintaining a skilled workforce to boost productivity and quality, which should help bring down labor costs as a percentage of sales over time.

Appreciation of the RMB against the US dollar has always had an impact on the Company's margins, because it pays a considerable percentage of its total costs and expenses in RMB: in the fiscal year 2010, this figure was around 50%. Following the recent global recession, however, the Chinese government took steps to rein in RMB appreciation, concerned that its rise was hurting the competitiveness of Chinese exports. As a result, in the year under review the exchange rate of the RMB and the US dollar remained stable, and exchange rate fluctuations had little impact on Deswell's margin.

However, on June 19, 2010 China's central bank announced that it planned to introduce more flexibility into the management of its currency. Since then, the RMB has once more begun to appreciate against the US dollar. Between June 18 and July 22, 2010, the exchange rate moved from RMB 6.8262 to RMB 6.78 to the dollar, a rise of approximately 0.7%. Appreciation of the RMB looks set once again to drive up manufacturing costs, and has the potential to impact negatively on Deswell's operating income in the coming year.

The Company believes that the best way to counter negative influences like this is to work on expanding its customer base and ensuring it maintains a good product mix. Providing more specialized, higher-margin products is another good strategy, and one which the Company has been pursuing vigorously since its state-of-the-art Dongguan facility began full operation. Recent economic uncertainty has, however, slowed the market for higher-margin products. This was evident in the year under review following a fall in sales of specialized parts to the video game industry, which was the prime factor behind the 36.0% decrease in revenue at the Company's plastics segment.

The slow economic conditions experienced by Deswell's electronics division last year continued in the year under review, accompanied by fierce competition. The result was a further drop in revenue, which the division this year experiencing a 40.7% fall to follow on from the 31.3% fall in fiscal 2009. However, the Company is continuing to work on expanding its customer base and the range of its products, confident that these core strategies will lead to stable sales growth in the future.

Deswell policy has always been one of avoiding debt and redistributing profits to shareholders. It has little need for loans or other external financing, as it finances most of its operations with funds from its operating activities. As at March 31, 2010 Deswell had no long- or short-term borrowings, and stable cash reserves amounting to $35.1 million as compared to $23.1 million at March 31, 2009. The higher levels of cash reserves this year are mainly due to reduction of working capital of $10.4 million and the net proceeds from the sales of the Company's former manufacturing plant in Shekou, China, of $5.2 million.

Some signs are beginning to emerge of a global economic recovery that should once again push up demand for Deswell's plastic molded parts and products and electronic components and assemblies. However, the severity of the recent economic crisis suggests that instability in the marketplace is likely to continue for several more quarters before any real sustained recovery is visible. Deswell has the advantage of a strong cash position, a solid and longstanding customer base, and a proven reputation for the quality of its products and services. It is thus in a good position to ride out any remaining market fluctuations and emerge as a leading force once the plastics and electronics sectors begin to move forward once again.


HOUJIE
CHANG AN
SHENZHEN
MACAU
CHINA
Corporate and Trading Office
Electronics and Metallics Manufacturing Plants
Plastic Manufacturing Plants
Distribution Office

Production Sites

Deswell has two manufacturing facilities for its plastic and electronic products, one at Houjie and the other at Chang An, both of which are located in Dongguan, China.

The Company acquired the 1.3 million square feet Houjie site in January 2000 for around $2.6 million. The plan was to build a state-of-the-art manufacturing plant for its plastics division there according to a four-phase construction plan. The first phase was begun in 2003.

The following timeline shows the progress of construction:

Start of	***CONSTRUCTION***	***PHASE I***	***PHASE II***	***PHASE III***	***PHASE IV***
	October 2001	*August 2003*	*July 2004*	*October 2005*	*Planned*

Phase I involved investment of approximately $35 million to build 466,000 square feet of production space, over 116,000 square feet of dormitories, and a further 91,000 square feet of amenities for employees. Phase II took another year to finish, with a further $14 million being spent on the construction of 216,000 square feet of dormitories and 227,000 square feet of factory buildings.

Phase III, which began in 2005, involved the construction of an additional 377,000 square feet of factory space, 133,000 square feet of office space and 138,000 square feet of dormitories. This was completed by the end of March 2008, by which point total investment in the new plastic injection molding facility had reached approximately $58 million. Most of this was spent on plant construction, infrastructure development and investment in plant machinery.

By 2008, then, Deswell was operating its plastics division out of an ultra-modern and highly sophisticated production facility, boosting its status and competitiveness in the industry and expanding the range of high-level services it could offer clients. With global economic conditions weakening since 2008, the final stage of development (Phase IV) has been put on hold, because current capacity is sufficient. As conditions pick up in the coming years, Phase IV will remain an option for expanding production capacity as required.

Plastic Plant (Houjie)







Details of the Houjie manufacturing plant are as follows:

Buildings	Total Area (sq. ft.)
Factories	1,070,000
Offices	133,000
Dormitories	470,000
Amenity center	91,000
	1,764,000
Total investment	US$58 Million
No. of production workers as at March 31, 2010	2,180

The Company's second manufacturing plant, in Chang An, is used primarily to manufacture electronic products and carry out electronic assemblies for OEMs. It was acquired in July 2003 at a cost of around $4.2 million. Finished products produced at the factory include sophisticated professional and high-end consumer audio equipment, commercial telephone units, and self-service machines, along with a wide range of other products. With ISO9001 and ISO14001 accreditation and full RoHS compliance, the Chang An facility is capable of meeting any production requirements and providing the highest levels of quality.

Details of the Chang An manufacturing plant are as follows:

Buildings	Total Area (sq. ft.)
Factories	264,000
Dormitories	156,000
	420,000
Total investment	US$4.2 Million
No. of production workers as at March 31, 2010	590

Electronic Plant (Chang An)




KWANASIA


Operations
Review

The China labor shortage, which has forced up the cost of labor in recent years, continued to impact on the Company.





In the year under review, continued pressure was exerted upon manufacturers in many areas, as the global economy readjusted following the economic crisis. For Deswell, the post-crisis conditions brought a significant decline in sales for the year under review. The China labor shortage, which has forced up the cost of labor in recent years, continued to impact on the Company and its operating results. Another external factor which the Company has had to struggle with since 2006, the gradual appreciation of the renminbi against the US dollar, was however much less of a factor in the year under review than in recent years.

PLASTIC INJECTION MOLDING

Deswell's core operation, plastic injection molding, accounted for 57.6% of its total sales for the year ended March 31, 2010. This was up from 55.7% in 2009 and 40.9% in 2008. The Company's plastic injection molding operations include three main activities: mold design and production, plastic injection, and finishing.

Mold Design and Production

The first phase of the plastic injection molding process is mold design and production. Deswell uses major tooling software to design a wide range of molds in different shapes and sizes suited to the needs of individual clients. The molds are then manufactured using various mold-making machines, such as Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDMs). As at March 31, 2010, the Company operated 30 EDMs, 32 CNC milling machines and 83 NC milling machines. Molds manufactured during the year weighed between 110 and 17,600 pounds, and ranged in price from $2,000 to over $200,000. In the year under review, the Company produced between 15 and 70 different molds each month. In a few cases, large-scale molds produced by Deswell are shipped directly overseas; these are handled by the Company's small Export Mold Division.

Operations Review



Plastic Injection

Deswell's Dongguan plant provides 1,070,000 square feet of manufacturing space and 133,000 square feet of office space, and is fully equipped with advanced injection molding machinery and related equipment. As at March 31, 2010, the plant had 420 injection molding machines installed ranging from 22 to 1,600 tons of clamping force, with most machines operating in the 55 to 380 ton range. Each of the Company's machines can service a variety of applications and product configurations, with some of them allowing the fabrication of plastic parts as small as a button or as large as a 3 ft. x 2 ft. case for a copy machine. Following substantial investment in plastic injection molding machines in recent years, in the 2010 fiscal year the Company maintained its existing molding capabilities and did not acquire any new machines.

Finishing

Finishing is an important part of the plastic injection molding process, and is mostly performed by hand by around 300 skilled operators. It consists of various kinds of smoothing and polishing of plastic surfaces, the imprinting of letters, numbers and symbols by processes such as silk-screening, pad printing and epoxy ultra-violet cutting, and the treating of products with anti-fog coatings to guarantee a long-lasting, attractive look.


11X
12X

ELECTRONIC PRODUCTS AND ASSEMBLIES

Deswell runs its electronics and metallics division from its self-owned factory in Chang An, Dongguan, where it has 420,000 square feet of factory buildings and dormitories along with a further 244,000 square feet of bare land. For the year ended March 31, 2010, this division accounted for 42.4% of the Company's total sales, as compared to 43.4% in 2009 and 56.7% in 2008.

Deswell's electronics division manufactures professional audio equipment, such as digital audio workstations, mixing consoles, instrument amplifiers, signal processors, and speaker enclosures; and home entertainment equipment, such as AV receivers and subwoofers. It also produces a range of business communication equipment such as digital system keysets and IP phones, together with surveillance products such as CCTV matrix switchers/controllers.

Metal Parts Manufacturing

Deswell's metal parts manufacturing operation is carried out on the same site as its electronic products assembly facilities. This division manufactures metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones, multimedia stations, vending machines and automatic teller machines. Sales by its metal molds and metal parts operation accounted for less than one per cent of Deswell's total sales in the year under review.

Distribution Business

The Company's audio equipment distribution business had been operating for five years as at January 2010. This specialized business operates on a small scale, but is working on building up its distribution networks and establishing a niche reputation in the gradually growing China market.

Quality Control

Deswell runs a stringent testing and checking regime to ensure world-class quality standards. Its quality system includes hourly checks on machines and molds, close inspection of all incoming components, regular checking of work in progress, and detailed pre-shipping quality assurance inspections. The Company also regularly upgrades and replaces key equipment, reducing defects from old or faulty machinery. As a result, for the three years ended March 31, 2010, aggregate returns from all segments of Deswell's business operations have amounted to less than 3% of total net sales.

Deswell holds various ISO accreditations indicating its international quality management standards. These include:

- ISO14001: electronics and metallics manufacturing plant (2006)
- ISO14001: Dongguan plastic injection manufacturing plant (2004)
- ISO9001: plastic and electronic products manufacturing operations (1995)
- ISO9002: metal parts manufacturing operation (2000)
- ISO/TS 16949: Dongguan plastic injection molding manufacturing plant (2006).

Operations Review

Raw Materials, Component Parts and Suppliers

The Company used different kinds of plastic resins, but primarily ABS (acrylonitrile-butadiene-styrene), in the manufacture of its plastic products. For each of the past three fiscal years, the Company has used between 14 and 22 million pounds of plastic resin per annum, representing on average over 40% of the total costs of all plastic products sold. Deswell sources its plastic resins from regional suppliers on the basis of price competitiveness, and holds inventory sufficient for two to three months' manufacture. Most of the plastic resins sourced by Deswell originate from the United States, Malaysia, Singapore, Taiwan, Japan and Hong Kong.

Raw materials purchased for the Company's electronics division include component parts and supplies. These are purchased from a range of suppliers in China, Hong Kong, the United States and elsewhere, with the Company not dependent upon any single supplier for any essential component.

The Company purchases small quantities of raw metal for manufacturing metallic molds and parts, but on such a small scale that these raw materials costs do not impact on the Company's total operations.

Customers and Marketing

The Company's clients are primarily OEM and contract manufacturer customers, located in Asia (Hong Kong, Thailand, Japan, Taiwan and China), North America (the United States and Canada) and Europe (Germany, the United Kingdom, Holland and Norway). The table below shows net sales by geographic area (based on customer shipping destinations) as a percentage of total sales for the past three years:



Geographic Area	2008	2009	2010
United States	47.6%	32.0%	44.3%
China	37.0	52.8	52.5
Europe	10.6	12.4	2.0
Hong Kong	1.7	1.3	0.7
Others	3.1	1.5	0.5
Total	100.0%	100.0%	100.0%

The Company markets its products and services to existing and potential customers by direct contact, attending trade shows, and advertising in trade publications. In all these contexts, Deswell promotes itself as a complete solutions provider for plastic injection mold design, tooling, molding and finishing as well as a reputable EMS provider of advanced technology manufacturing processes and flexible logistic services.

Capital Expenditures

The principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2010 are as follows (in thousands):

	Year ended March 31		
	2008	2009	2010
Purchase of property, plant and equipment	$ 7,288	$ 7,402	$ 1,606
Proceeds from the sale of property, plant and equipment, net of transaction costs	333	345	5,528
Acquisition of non-controlling interest in a subsidiary	414	–	–

Following spending of over seven million US dollars in each of the fiscal years 2008 and 2009 on new plastic injection molding machinery for the Company's Dongguan plastic injection molding plant, capital expenditure in fiscal 2010 fell significantly. The 2010 amount of around US$1.6 million was mainly used for the ongoing fit-out of the Dongguan premises, along with the replacement of some computers and office equipment. During the year, the Company disposed of its former manufacturing plant in Shekou, Shenzhen, China, with net proceeds amounting to $5.2 million. The Company's cash position remains strong, enabling it to finance most of its capital expenditure from internally generated funds.





Financial Review

YEAR ENDED MARCH 31, 2010 COMPARED TO YEAR ENDED MARCH 31, 2009

Net Sales

The Company's net sales for the year ended March 31, 2010 were $81,614,000, a decrease of $50,124,000 or 38.0% as compared to fiscal year 2009. The decrease was related to a decrease in sales revenue at our plastic segment of $26,391,000 as well as $23,733,000 at our electronic and metallic segment. This represented decreases of 36.0% and 40.7% respectively, as compared with the respective net sales from these segments in the prior fiscal year. The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $30,648,000 offsetting the increase in net sales from other existing and new customers of $3,002,000 and $1,255,000, respectively, as a result of the generally weak economy. About 83% of the decrease in net sales for the year ended March 31, 2010 was accounted for by one of the segment's major customers related to plastic component sales of electronic entertainment products. Net sales from this major customer for the year ended March 31, 2010 had dropped by about 59% due to a decrease in orders for one of their main products, as compared with the prior fiscal year.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of professional audio and electronics products from existing customers of $24,470,000 and $5,292,000, respectively, and a decrease in distributions sales of $692,000, offsetting the increase in orders from existing and new customers for professional audio instrument products of $6,721,000. The decrease in orders was due to the combined effect of the global economic downturn, persistent pressure of losing orders to lower-priced competitors, as well as change of customer mix.

Deswell's largest customer in both fiscal 2009 and 2010, N&J Company Ltd., reduced the volume of its orders during the year ended March 31, 2010 to 19.2% of Deswell's total sales from 28.6% of our total sales in fiscal 2009. Similarly, Digidesign, Inc., Deswell's largest customer in fiscal 2008, reduced the volume of its orders during the year ended March 31, 2009 to 12.7% of Deswell's total sales from 17.0% of its total sales in fiscal 2008. These reductions in sales of the Company's major customers contributed to the decreases in Deswell's total sales in fiscal 2009 from fiscal 2008 and in fiscal 2010 from fiscal 2009. This illustrates our dependence on a few major customers and that a substantial decrease in sales from any of our larger customers adversely impacts our sales and financial performance.

Gross Profit

The gross profit for the year ended March 31, 2010 was $12,656,000, representing a gross profit margin of 15.5%. This compared with the overall gross profit and gross profit margin of $20,168,000 or 15.3% for the year ended March 31, 2009.

Gross profit in the plastic segment decreased $3,108,000 to $9,844,000 or 20.9% of net sales for the year ended March 31, 2010, as compared to $12,952,000 or 17.6% of net sales, for the same period in the prior year. Despite the reduction of gross profits, which resulted from a 36% decrease in sales during the year ended March 31, 2010, Deswell's gross profit margin percentage in the plastic segment increased by 3.3%. The improvement in gross profit margin as a percentage of sales in the plastic segment during the year ended March 31, 2010 primarily resulted from lower material costs as a percentage of sales stemming from a reduction of sales of lower profit margin items and from a 14% drop in the average costs of resin used in the manufacture of plastic products. These improvements were partially offset by higher factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.

Gross profit in the electronic and metallic segment decreased by $4,403,000 to $2,813,000 or 8.1% of net sales, for the year ended March 31, 2010, as compared to $7,216,000 or 12.4% of net sales, for last year. Decrease in the gross profit as a percentage of sales was mainly attributed to higher raw materials cost and factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.

Selling, general and administrative expenses

SG&A expenses for the year ended March 31, 2010 were $15,505,000, amounting to 19.0% of total net sales, as compared to $19,290,000 or 14.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $3,785,000 or 19.6% over the corresponding period of last year.

The SG&A expenses for the year ended March 31, 2010 in the plastic segment decreased by $1,381,000 to $10,584,000 or 22.5% of net sales, as compared to $11,965,000 or 16.3% of net sales for fiscal 2009. The decrease was primarily related to the decrease of $442,000 in selling expenses, $295,000 in director remuneration due to resignation of a co-founder during fiscal 2009, $422,000 in traveling expenses and $149,000 in equipment maintenance, offsetting an increase of $175,000 in sundry expenses as compared with last fiscal year.

The SG&A expenses in the electronic and metallic segment decreased by $2,405,000 to $4,921,000 or 14.2% of net sales, for the year ended March 31, 2010, as compared to $7,326,000 or 12.6% of net sales for fiscal 2009. The decrease was primarily related to the decreases of $423,000 in selling expense, $1,352,000 in staff costs related to a 30% reduction in headcount, $322,000 in officers' remuneration due to the resignation of a co-founder of the electronic and metallic segment, $108,000 in travelling expense and $82,000 in office operating expense, as compared with the prior year.

Other operating income

Other operating income was $4,594,000 for the year ended March 31, 2010, as compared to other operating expense of $132,000 in fiscal 2009.

On a segment basis, other operating income attributable to the plastic segment for the year ended March 31, 2010 was $4,250,000, as compared to an operating income of $348,000 for the prior fiscal year. The increase in other operating income for the year ended March 31, 2010 was mainly attributable to a net gain of $4,198,000 that Deswell recognized from the sale of its former manufacturing plant in Shekou, Shenzhen, China, as compared to an exchange gain of $901,000, a provision for doubtful receivables of $275,000 and a loss incurred on a sale of fixed assets of $236,000 in the prior year.

Other operating income attributable to the electronic and metallic segment for the year ended March 31, 2010 was $344,000, as compared to other operating expense of $480,000 in prior year. Fiscal 2010 other operating income was attributable to an exchange gain of $44,000, a gain of $156,000 on sales of scrap materials and $113,000 in other income for the year ended March 31, 2010, as compared to $196,000 in exchange loss and a provision of other receivables of $437,000 for fiscal 2009.

Operating Income

Operating income was $1,745,000 for the year ended March 31, 2010, as compared with the operating income of $745,000 in the prior fiscal year.

On a segment basis, operating income in the plastic division was $3,509,000, or 7.4% of net sales in the year ended March 31, 2010 compared to operating income of $1,335,000 or 1.8% of net sales in fiscal 2009. The increase in operating income in the plastic segment was mainly the result of an increase in other operating income offsetting the decrease in sales revenue and an increase in SG&A expenses as a percentage of sales, as discussed above.

Financial Review

The operating loss of the electronic and metallic segment was $1,764,000, or a negative 5.1% of net sales in that segment in the year ended March 31, 2010 compared to operating loss of $590,000 or a negative of 1.0% of net sales in fiscal 2009. The increase in operating loss for the electronic and metallic segment primarily resulted from a decrease in sales revenue and correspondingly lower gross profit amount, as discussed above.

Non-operating income

Non-operating income for the year ended March 31, 2010 increased by $276,000, to $444,000, as compared with fiscal 2009. This increase was mainly attributable to interest income of $166,000, an unrealized gain on the revaluation of marketable securities of $39,000 in the plastic segment, and as a realized gain of $160,000 from the sale of marketable securities in the electronic and metallic segment.

Income Taxes

Income tax for the year ended March 31, 2010 was comprised of an income tax expense of $380,000 and a deferred tax provision of $310,000, which compares to an income tax expense of $234,000 and a deferred tax benefit of $516,000 for the fiscal 2009.

On a segment basis, income tax of the plastic segment was comprised of income tax expense of $379,000 and a deferred tax benefit of $91,000 for the year ended March 31, 2010, as compared to the income tax expense of $207,000 and a deferred tax benefit of $275,000 in fiscal 2009. The plastic segment's year-to-date income tax expense of $379,000 was incurred and payable by one of the Company's subsidiaries. Such income tax was charged on the subsidiary's current taxable profit, after recognizing the gain on the sale of its former manufacturing plant in the second fiscal quarter of 2010 net of the subsidiary's accumulated tax loss carryforward from fiscal 2009.

The income tax expense and deferred tax provision for the electronic and metallic segment was $1,000 and $401,000, respectively for year ended March 31, 2010, as compared to the income tax expense of $27,000 and a deferred tax benefit of $241,000 for fiscal 2009.

Net Income

The Company had net income of $1,499,000 for the year ended March 31, 2010, an increase of $304,000, as compared to net income of $1,195,000 for the year ended March 31, 2009. Net income for the year ended March 31, 2010 represented 1.8% of net sales, compared to 0.9% of net sales for the net income in prior year. The increase in net income resulted primarily from the gain on the sale of the Company's former manufacturing plant in Shekou, Shenzhen, China, as discussed above.

Net income for the plastic segment for the year ended March 31, 2010 totaled $3,446,000, as compared to the net income of $1,620,000 for fiscal year 2009. The increase in net income of the plastic segment was mainly the result of an increase in other operating income offseting a decrease in gross profit, as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2010 was $1,947,000, compared to the net loss of $425,000 for the prior fiscal year. The decrease in net loss of the electronic and metallic segment was mainly the result of decrease in sales revenue and correspondingly lower gross profit amount as described above.

SEASONALITY

The following table sets forth certain unaudited quarterly financial information sequentially for the twelve quarters in the three-year period ended March 31, 2010 (in thousands):

	Year ended March 31,											
	2008				2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$38,452	$38,414	$35,416	$31,524	$35,039	$32,241	$37,101	$27,357	$22,738	$20,852	$21,358	$16,666
Gross profit	6,762	6,698	7,923	5,050	5,901	3,524	6,413	4,330	3,603	2,907	4,049	2,097
Operating income (loss)	3,304	1,681	3,033	652	1,310	(1,663)	878	220	(272)	2,938	296	(1,218)
Net income (loss)	3,111	1,755	2,955	1,038	1,293	(1,675)	987	590	(253)	3,124	(437)	(935)

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

IMPACT OF INFLATION

The Company believes that inflation has not had a material effect on its business. Although the Company has found it difficult to increase the prices of its products in order to keep pace with inflation, particularly in its plastics operations, the Company believes that the location of its manufacturing operations in Southern China has resulted in a lower cost base which still provides it with a competitive advantage. Accordingly, the Company is reliant upon increasing its transaction volume in order to compensate for the effects of inflation.

EXCHANGE RATES

The Company's sales are mainly in United States dollars and Hong Kong dollars and its expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.782, 7.7597 and 7.764 at March 31, 2008, 2009 and 2010, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong's central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.

Financial Review

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People's Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11.

Approximately 48.7%, 35.1% and 51.0% of our total costs and expenses were in RMB during the years ended March 31, 2008, 2009 and 2010, respectively.

In our fiscal years following the July 21, 2005 adjustment in the exchange ratio, the exchange ratio of the RMB to the US dollar has appreciated each year through March 31, 2010, albeit to a substantially lesser degree beginning in mid-2008.

In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China's central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing approximately 0.7% from, according to the historical currency converter available at http://forex-history.net, RMB 6.8262 on June 18, 2010 to RMB 6.78 on July 22, 2010.

We did not hedge our currency risk during the years ended March 31, 2008, 2009 and 2010 and at March 31, 2010, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended March 31, 2010, net cash generated from operations totaled $14,351,000, including net income of $1,499,000 and depreciation and amortization of $7,011,000. Accounts receivable decreased by $7,828,000, over levels at March 31, 2009, primarily as a result of the decrease in total sales volume. Inventories decreased by $5,637,000 over levels at March 31, 2009, primarily resulting from the decreases in raw materials and work-in-progress of plastic and electronics products. Accounts payable decreased by $3,072,000 over levels at March 31, 2009, primarily because of the decrease in materials purchases. For the year ended March 31, 2009, net cash generated from operations totaled $11,669,000, including net income of $1,195,000 and depreciation and amortization of $7,264,000.

Net cash used in investing activities amounted to $1,449,000 and $7,057,000 for the year ended March 31, 2010 and 2009, respectively. Capital expenditures during these periods totaled $1,606,000 and $7,402,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2010, we acquired marketable securities for $5,631,000 and received proceeds of $5,185,000, net of transaction costs, from the sale of our former manufacturing plant in Shekou, Shenzhen, China.

Net cash used in financing activities for the years ended March 31, 2010 and 2009 were $916,000 and $3,789,000, respectively. Net cash we used in financing activities during the year ended March 31, 2010 was primarily to fund dividend payments to shareholders of $1,619,000 and net of the proceeds of $703,000 from the exercise of stock options from directors and employees. Net cash we used in financing activities during the year ended March 31, 2009 was primarily to fund the dividend payments to shareholders of $3,789,000. As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2010 remained at 5.0% from March 31, 2009.

At March 31, 2010, the Company had cash and cash equivalents of $35,120,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company's working capital requirements are expected to increase in line with the growth in the Company's business.

At March 31, 2010, the Company had capital commitments for purchase of plant and machinery, leasehold improvements, totaling $73,000 and $20,000, respectively, which are expected to be disbursed during the year ending March 31, 2011. Also, the Company had capital commitments for a new enterprise resource planning software system upgrade project at March 31, 2010 totaling $191,000, which we expect to disburse by March 31, 2011.

A summary of our contractual obligations and commercial commitments as of March 31, 2010 is as follows:

	Payments due by period (in thousands)				
Contractual obligations	Total	Year ending March 31, 2011	Period from April 1, 2011 to March 31, 2013	Period from April 1, 2013 to March 31, 2015	Period after March 31, 2015
Long-term bank borrowing	$ –	$ –	$ –	$ –	$ –
Capital (finance) lease obligations	–	–	–	–	–
Operating lease payments	29	29	–	–	–
Capital commitment	284	284	–	–	–
Other purchase obligations	6,806	6,806	–	–	–
Other long-term liabilities reflected on Company's balance sheet under US GAAP	–	–	–	–	–
Total	$ 7,119	$ 7,119	$ –	$ –	$ –

Financial Review

FIVE YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA [1]

(in thousands except per share and statistical data)

Income Statement Data:	Year ended March 31,				
	2006	2007	2008	2009	2010
Net sales	$ 115,276	$ 136,779	$ 143,806	$ 131,738	$ 81,614
Cost of sales	89,850	105,506	117,373	111,570	68,958
Gross profit	25,426	31,273	26,433	20,168	12,656
Selling, general and administrative expenses	15,052	18,957	19,601	19,291	15,505
Other income (expenses), net	(823)	1,376	1,838	(132)	4,594
Operating income [2]	9,551	13,692	8,670	745	1,745
Interest expense	(6)	–	–	–	–
Non-operating income, net	447	547	521	168	444
Income before income taxes	9,992	14,239	9,191	913	2,189
Income taxes	(27)	1,239	104	(282)	690
Net income	10,019	13,000	9,087	1,195	1,499
Net income attributable to non-controlling interests	1,240	833	228	–	–
Net income attributable to Deswell Industries, Inc.	$ 8,779	$ 12,167	$ 8,859	$ 1,195	$ 1,499
Basic earnings per share [3]	$ 0.59	$ 0.81	$ 0.57	$ 0.08	$ 0.09
Average number of shares outstanding – basic [3]	14,908	14,956	15,517	15,791	15,965
Diluted earnings per share [3]	$ 0.59	$ 0.81	$ 0.57	$ 0.08	$ 0.09
Average number of shares outstanding – diluted [3]	14,936	15,048	15,566	15,805	16,039
Statistical Data:					
Gross margin	22.1%	22.9%	18.4%	15.3%	15.5%
Operating margin [2]	8.3%	10.0%	6.0%	0.6%	2.1%
Dividends per share	$ 0.63	$ 0.65	$ 0.61	$0.24	$ 0.10

Balance Sheet Data:	At March 31,				
	2006	2007	2008	2009	2010
Working capital	$ 55,114	$ 58,672	$ 54,751	$ 52,605	$ 59,848
Total assets	130,670	141,210	140,407	137,482	134,011
Long-term debt, less current portion	–	–	–	–	–
Total debt	–	–	–	–	–
Shareholders' equity	106,768	111,655	121,257	120,307	121,015

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars.

(2) Other operating income was reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2006 were reclassified accordingly. The reclassification of operating income had no impact on the net income on the consolidated statements of income for the year ended March 31, 2006.

(3) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

Report of Independent Registered Public Accounting Firm

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF DESWELL INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.'s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 29, 2010 expressed an unqualified opinion thereon.

BDO LIMITED
Hong Kong, July 29, 2010

Financial Statements

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2009	March 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,134	$ 35,120
Marketable securities (note 3)	100	5,673
Accounts receivable, less allowances for doubtful amounts of $349 and $223 at March 31, 2009 and 2010, respectively	22,227	14,399
Inventories (note 4)	21,445	15,808
Assets held for sale (note 6)	987	–
Prepaid expenses and other current assets (note 5)	1,887	1,844
Total current assets	69,780	72,844
Property, plant and equipment-net (note 6)	66,564	60,705
Deferred income tax assets (note 9)	746	70
Goodwill (note 7)	392	392
Total assets	$ 137,482	$ 134,011
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,370	$ 7,298
Accrued payroll and employee benefits	2,473	2,570
Customer deposits	1,460	883
Other accrued liabilities (note 8)	2,167	1,905
Income taxes payable	705	–
Deferred income tax liabilities (note 9)	–	340
Total current liabilities	17,175	12,996
Commitments and contingencies (note 10)	–	–
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2009 – 15,790,810; March 31, 2010 – 16,191,810	49,923	50,803
Additional paid-in capital	7,771	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	57,297	57,177
Total shareholders' equity	120,307	121,015
Total liabilities and shareholders' equity	137,482	134,011

See accompanying notes to consolidated financial statements.

Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2008	2009	2010
Net sales	$ 143,806	$ 131,738	$ 81,614
Cost of sales	117,373	111,570	68,958
Gross profit	26,433	20,168	12,656
Selling, general and administrative expenses	19,601	19,291	15,505
Other income (expenses), net	1,838	(132)	4,594
Operating income	8,670	745	1,745
Non-operating income, net	521	168	444
Income before income taxes	9,191	913	2,189
Income taxes (note 9)	104	(282)	690
Net income	9,087	1,195	1,499
Net income attributable to non-controlling interests	228	–	–
Net income attributable to Deswell Industries, Inc.	8,859	1,195	1,499
Other comprehensive income			
Foreign currency translation adjustment	2,628	1,582	–
Comprehensive income attributable to Deswell Industries, Inc.	$ 11,487	$ 2,777	$ 1,499
Net income per share attributable to Deswell Industries, Inc. (note 2)			
Basic:			
Net income per share	$ 0.57	$ 0.08	$ 0.09
Weighted average common shares outstanding (shares in thousands)	15,517	15,791	15,965
Diluted:			
Net income per share	$ 0.57	$ 0.08	$ 0.09
Weighted average common and potential common shares (shares in thousands)	15,556	15,805	16,039

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock			Accumulated other		
	Shares outstanding	Amount	Additional paid-in capital	comprehensive income	Retained earnings	Shareholders' equity
Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655
Stock-based compensation	–	–	310	–	–	310
Exercise of stock options	120,000	1,188	(202)	–	–	986
Issue of common stock for acquisition of additional interest in a subsidiary	632,080	6,342	–	–	–	6,342
Foreign currency translation adjustment	–	–	–	2,628	–	2,628
Net income	–	–	–	–	8,859	8,859
Dividends ($0.61 per share)	–	–	–	–	(9,523)	(9,523)
Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	–	–	62	–	–	62
Foreign currency translation adjustment	–	–	–	1,582	–	1,582
Net income	–	–	–	–	1,195	1,195
Dividends ($0.24 per share)	–	–	–	–	(3,789)	(3,789)
Balance at March 31, 2009	**15,790,810**	**49,923**	**7,771**	**5,316**	**57,297**	**120,307**
Stock-based compensation	**–**	**–**	**125**	**–**	**–**	**125**
Exercise of stock options	**401,000**	**880**	**(177)**	**–**	**–**	**703**
Net income	**–**	**–**	**–**	**–**	**1,499**	**1,499**
Dividends ($0.10 per share)	**–**	**–**	**–**	**–**	**(1,619)**	**(1,619)**
Balance at March 31, 2010	**16,191,810**	**50,803**	**7,719**	**5,316**	**57,177**	**121,015**

See accompanying notes to consolidated financial statements.

Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,		
	2008	2009	2010
Cash flows from operating activities			
Net income	$ 8,859	$ 1,195	$ 1,499
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,940	7,264	7,011
Impairment of property, plant and equipment	–	176	8
Loss (gain) on sale of property, plant and equipment	43	216	(4,339)
Unrealized holding (gain) loss on marketable securities	(9)	16	(42)
Gain on disposal of marketable securities	–	–	(160)
Impairment loss on goodwill	317	–	–
Stock-based compensation	310	62	125
Non-controlling interests	228	–	–
Deferred tax	(551)	(517)	1,016
Changes in operating assets and liabilities:			
Accounts receivable	(334)	(918)	7,828
Inventories	3,033	4,923	5,637
Prepaid expenses and other current assets	(345)	1,306	287
Income taxes receivable	127	3	–
Accounts payable	(3,338)	(2,157)	(3,072)
Accrued payroll and employee benefits	23	(376)	97
Customer deposits	342	335	(577)
Other accrued liabilities	594	67	(262)
Income taxes payable	179	74	(705)
Net cash provided by operating activities	16,418	11,669	14,351
Cash flows from investing activities			
Purchase of property, plant and equipment	(7,288)	(7,402)	(1,606)
Acquisition of non-controlling interest in a subsidiary	(414)	–	–
Proceeds from sale of property, plant and equipment, net of transaction costs	333	345	5,528
Purchase of marketable securities	–	–	(5,631)
Proceeds from sale of marketable securities	–	–	260
Net cash used in investing activities	(7,369)	(7,057)	(1,449)
Cash flows from financing activities			
Dividends paid	(9,523)	(3,789)	(1,619)
Exercise of stock options	986	–	703
Net cash used in financing activities	(8,537)	(3,789)	(916)
Effect of exchange rate changes	(2,343)	(407)	–
Net (decrease) increase in cash and cash equivalents	(1,831)	416	11,986
Cash and cash equivalents, beginning of year	24,549	22,718	23,134
Cash and cash equivalents, end of year	$ 22,718	$ 23,134	$ 35,120
Supplementary disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ –	$ –	$ –
Income taxes	$ 365	$ 79	$ 380
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 24% shareholding in a subsidiary	$ 6,342	$ –	$ –
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$ (1,314)	$ –	$ –

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macao Special Administrative Region ("Macao") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2010, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $54,100.

On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.

On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration is based on the market price of the stocks issued and the cash payment, which is lower than the fair value of net assets acquired by $1,314. The excess has been allocated a pro-rata reduction of the amounts that would have been assigned to certain acquired assets.

On March 24, 2010, the Company deregistered a fully owned subsidiary, Jetcrown Industrial (Shenzhen) Limited ("JISL").

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification ("ASC") No. 350, "Intangibles – Goodwill and Other" (formerly the Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets"), which requires the carrying value of goodwill to be evaluated for impairment on an annual basis. The Company regularly conducted annual impairment evaluation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

Property, plant and equipment

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 – 50 years
Plant and machinery	4 – 10 years
Furniture, fixtures and equipment	4 – 5 years
Motor vehicles	3 – 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

Valuation of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition

Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.

Comprehensive income

Other comprehensive income for the years ended March 31, 2008, 2009 and 2010 represented foreign currency translation adjustments and were included in the consolidated statement of income.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers' financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2008, 2009 and 2010, shipping and handling costs expensed to selling expenses were $1,005, $1,714 and $985, respectively.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

The Company adopted the provisions of ASC No. 740 "Income Taxes" ("ASC 740") (formerly the FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

Foreign currency translation

The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.782, 7.7597 and 7.7597 as of March 31, 2008, 2009 and 2010, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 7.1076, 6.8417 and 6.8417 as of March 31, 2008, 2009, and 2010, respectively.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

Aggregate net foreign currency transaction gain(loss) included in other income were $2,047, $704 and ($43) for the years ended March 31, 2008, 2009 and 2010, respectively.

Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell's subsidiaries because over the years, and especially in our year ended March 31, 2009, most of our customers contracted with our subsidiaries in U.S. dollars.

During the years ended March 31, 2009 and 2010, 72.4% and 62.7% of our sales of plastic products were denominated in U.S. dollars, respectively. During the years ended March 31, 2009 and 2010, 95% and 95%, respectively, of sales of products in our electronics segment were denominated in U.S. dollars.

Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because of the reversal of the trend of appreciation of the Chinese Renminbi to the U.S. dollar, beginning around July 1, 2008, and the relative stability in the exchange rate of the Chinese Renminbil to the U.S. dollar since then, the actual effect of the change in our functional currency to the U.S. dollar was immaterial to our results of operations, liquidity and cash flows for our years ended March 31, 2009 and March 31, 2010.

Irrespective of our functional currency, however, if the exchange rate of the Chinese Renminbi to U.S. dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in Chinese Renminbi and whether the Chinese Renminbi depreciates or appreciates to the U.S. dollar. In view of the current global economic recession, we cannot predict whether the relative stability in the currency exchange rate of the Chinese Renminbi to the U.S. dollar experienced during 2009, and which has continued so far into 2010, can be expected to continue following an economic recovery. In any event, if the Chinese Renminbi resumes appreciating to the U.S. dollar, our operating costs would increase and our financial results would be adversely affected.

Post-retirement and post-employment benefits

The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.

Stock-based compensation

The Company adopts ASC No. 718, "Compensation – Stock Compensation" (formerly the SFAS No. 123 (revised 2004) "Share-based Payment"), which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the years ended March 31, 2008, 2009 and 2010, the Company records stock-based compensation expenses amounted to $310, $62 and $125 in the statement of income respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of options granted in the years ended March 31, 2008, 2009 and 2010 were estimated using the Binomial option pricing model with the following assumptions:

	2008	2009	2010
Risk-free interest rate – weighted average	3.63%	2.90%	2.88%
Expected life of options – weighted average	10 years	10 years	10 years
Stock volatility	41.28%	40.49%	47.08%
Expected dividend yield	5.04%	7.35%	6.61%

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No. 128, "Earnings Per Share"), are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2008	2009	2010
Net income attributable to Deswell Industries, Inc.	$ 8,859	$ 1,195	$ 1,499
Basic net income per share	$ 0.57	$ 0.08	$ 0.09
Basic weighted average common shares outstanding	15,517	15,791	15,965
Effect of dilutive securities – Options	39	14	74
Diluted weighted average common and potential common shares outstanding	15,556	15,805	16,039
Diluted net income per share	$ 0.57	$ 0.08	$ 0.09

For the years ended March 31, 2008, 2009 and 2010, potential common shares of 644,000, 726,000 and 668,500 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Fair Value Measurements

The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures , (formerly the SFAS No.157, Fair Value Measurements) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent changes in accounting standards

In June 2009, the FASB issued ASU No. 860-20, "Sale of Financial Assets" ("ASU 860-20") (formerly the SFAS No. 166 "Accounting for Transfers of Financial Assets"). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of fiscal year 2011. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of ASU 860-20 is not expected to materially impact on the Company's financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2010-06 on the Company's financial position, results of operations and cash flows, but does not expect it to have a material impact.

3. MARKETABLE SECURITIES

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2009	2010
Cost	$ 297	$ 5,631
Market value	$ 100	$ 5,673

Unrealized gain (loss) for the years ended March 31, 2008, 2009 and 2010 were $9, ($16) and $42, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2008, 2009 and 2010 were $nil, $nil and $260, respectively and realized gain from sale of marketable securities for the years ended March 31, 2008, 2009 and 2010 were $nil, $nil and $160 respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASU 2010-06 because the valuations were based on quoted prices for identical securities in active markets.

4. INVENTORIES

Inventories by major categories are summarized as follows:

	March 31, 2009	March 31, 2010
Raw materials	$ 11,930	$ 10,162
Work in progress	4,941	2,938
Finished goods	4,574	2,708
	$ 21,445	$ 15,808

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31, 2009	March 31, 2010
Value added tax receivable	$ 886	$ 749
Deposit for purchase of plant and equipment	249	-
Rental and utility deposit	50	181
Advance to suppliers	182	458
Prepayment	443	81
Others	77	375
	$ 1,887	$ 1,844

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31, 2009	March 31, 2010
At cost:		
Land and buildings	$ 34,700	$ 34,895
Plant and machinery	40,617	41,726
Furniture, fixtures and equipment	24,414	24,551
Motor vehicles	2,263	1,903
Leasehold improvements	4,767	4,616
Total	106,761	107,691
Less: accumulated depreciation and amortization	(41,632)	(47,152)
Less: impairment	(61)	(69)
	65,068	60,470
Construction in progress	1,611	315
Less: impairment	(115)	(80)
	1,496	235
Net book value	$ 66,564	$ 60,705

Cost of land and buildings consist of the following:

	March 31, 2009	March 31, 2010
Land use right of state-owned land and buildings erected thereon (a)	$ 30,532	$ 30,727
Long term leased land and buildings erected thereon (b)	4,168	4,168
	$ 34,700	$ 34,895

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2010, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

During the year, the Company disposed of the old plastic injection factory premises located in Shenzhen, China with a net gain of $4,198 which included in other income. These premises were classified as "assets held for sale" under current assets at March 31, 2009.

7. GOODWILL

The impairment in goodwill for the years ended March 31, 2008, 2009 and 2010 were $317, $nil and $nil, respectively. Details of the goodwill are as follows:

Acquisitions	March 31, 2009	March 31, 2010
Electronic division	$ 393	$ 393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – metallic division	(317)	(317)
	$ 392	$ 392

8. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	March 31, 2009	March 31, 2010
Accrued expenses	$ 1,164	$ 1,242
Commission expenses	239	91
Value added tax payable	53	49
Others	711	523
	$ 2,167	$ 1,905

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. INCOME TAXES

The components of income before income taxes are as follows:

	Year ended March 31,		
	2008	2009	2010
Hong Kong	$ (1)	$ (5)	$ (1)
China	9,192	918	2,190
	$ 9,191	$ 913	$ 2,189

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2008:17.5%, 2009:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the PRC income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

From January 1, 2008, with the effect of the PRC Income Tax Law, the standard income tax rate for all companies has been reduced from the rate of 33% to 25%.

JISL, a fully owned subsidiary deregistered on March 24, 2010, had fully enjoyed the above tax holiday and concessions by December 31, 1995. The applicable tax rate for the calendar year ended December 31, 2007 was 15%. Under the new Income Tax Law, the tax rate applicable to JISL is 18% and 20% for the year ended December 31, 2008 and 2009 respectively.

Dongguan Kwan Hong Electronics Company Limited ("DKHE") (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. DKHE was approved as a "High-tech Enterprise" by the tax authority and enjoyed a national tax rate of 15%. For the calendar year ended December 31, 2006, DKHE was approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as "High-tech Enterprise" was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2008, there is no-more reduction in the tax rate for foreign investment enterprise which export 70% or more of the production value to their product (known as "Export-oriented Enterprises") under the new Income Tax Law, the tax rate of DKHE for the calendar years ended December 31, 2008 and 2009 is 25%.

In September 2007, Jetcrown Industrial (Dongguan) Limited ("JIDL") (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 31, 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.

For the calendar year ended December 31, 2007, JIDL was approved as an "Export-oriented Enterprises" by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ended December 31, 2008 and 2009, the tax rate for JIDL is 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.

Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $89, $nil and $nil and the basic net income per share would have been lower by $0.01, $nil and $nil for the years ended March 31, 2008, 2009 and 2010 respectively, and diluted net income per share for the years ended March 31, 2008, 2009 and 2010 would have been lower by $0.01, $nil and $nil, respectively.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. INCOME TAXES (continued)

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2010, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2008	2009	2010
Current tax			
– China	$ 654	$ 234	$ 380
Deferred tax	(550)	(516)	310
	$ 104	$ (282)	$ 690

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2008	2009	2010
Provision for income taxes at statutory tax rate in China	$ 2,988	$ 227	$ 547
Effect of different tax rate in various jurisdictions	–	(1)	(210)
Tax holidays and concessions	(89)	–	–
Effect of income for which no income tax is chargeable	(3,435)	(1,452)	(212)
Effect of expense for which no income tax is deductible	231	1,307	847
Net change in valuation allowances	(16)	(15)	(233)
Under (over) provision of income tax in previous years	477	(348)	(69)
Others	(52)	–	20
Effective tax	$ 104	$ (282)	$ 690

The components of deferred income tax are as follows:

	March 31, 2009	March 31, 2010
Deferred tax asset (liability) :		
Net operating loss carry forwards	$ 550	$ 704
Provision of employee benefits	308	242
Depreciation and amortization	93	26
Revenue recognized for financial reporting purpose before being recognized for tax purpose	–	(1,285)
Others	28	43
Less: Valuation allowances	(233)	–
Net deferred tax asset (liability)	$ 746	$ (270)

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The unused tax losses, amounted to $1,188, $118 and $1,510, will be expired in calendar year ending 2012, 2013 and 2014 respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $265, $317 and $216 for the years ended March 31, 2008, 2009 and 2010, respectively.

At March 31, 2010, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2011	$ 29
Total minimum lease payments	$ 29

At March 31, 2010, the Company had capital commitments for purchase of plant and machinery totaling $73, which are expected to be disbursed during the year ending March 31, 2011. The Company had capital commitments for system upgrade project at March 31, 2010 totaling $191, which are expected to be disbursed by March 31, 2011. The company also had capital commitments for leasehold improvements totaling $20, which are expected to be disbursed during the year ending March 31, 2011.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense of $817, $697 and $528 related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was provided for the years ended March 31, 2008, 2009 and 2010, respectively.

12. STOCK OPTION PLAN

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increase of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.

At March 31, 2010, options to purchase an aggregate of 4,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. All the options expire 10 years from the date of grant and vest immediately or over a period of 1 to 10 years. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,					
	2008		2009		2010	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	1,029,000	$ 11.91	1,119,000	$ 11.14	1,066,000	$ 9.19
Granted during the year	210,000	5.71	190,000	1.34	233,000	2.09
Exercised during the year	(120,000)	8.26	–	–	(401,000)	1.75
Canceled or expired	–	–	(243,000)	12.03	(207,500)	12.27
Outstanding and exercisable at the end of the year	1,119,000	11.14	1,066,000	9.19	690,500	10.19
Range of exercise price per share	$5.71 to $14.10		$1.34 to $14.10		$1.34 to $14.10	

The weighted average fair value of options granted for the year ended March 31, 2008, 2009 and 2010 was $1.48, $0.33 and $0.54 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2008, 2009 and 2010 was $433, $nil and $940, respectively. At March 31, 2010, the aggregated intrinsic value of options outstanding and exercisable was $54.

There were nil, 243,000 and 207,500 options canceled for the years ended March 31, 2008, 2009 and 2010. The weighted average remaining contractual life of the share options outstanding at March 31, 2010 was 5.40 years. At March 31, 2008, 2009 and 2010, there were 190,000, 243,000 and 217,500 options available for future grant under the plans respectively.

13. OPERATING RISK

Concentrations of Credit Risk and Major Customers

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2008, 2009 and 2010 are as follows:

	Percentage of net sales Year ended March 31,		
	2008	2009	2010
N&J Company Limited	11.8%	28.6%	19.2%
Digidesign, Inc.	17.0%	12.7%	12.0%
VTech Telecommunications Limited	*	*	10.8%
Inter-Tel Incorporated	10.2%	*	*
Line 6 Manufacturing	14.3%	*	*

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Accounts receivable from the five customers with the highest recorded receivable balances at March 31, 2009 and 2010, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2009	2010
Largest receivable balances from the five customers	61.0%	47.6%

There were bad debt expense of $60, $6 and $7 during the years ended March 31, 2008 and 2009 and 2010 respectively. There were provision for bad debts expenses of $17, $275 and $72 during the years ended March 31, 2008, 2009 and 2010 respectively. There were allowances for doubtful receivables written off of $1,173, $nil and $199 during the years ended March 31, 2008, 2009 and 2010 respectively.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

13. OPERATING RISK (continued)

Country risk

The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

14. SEGMENT INFORMATION

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year ended March 31,								
	2008			2009			2010		
	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)
Segment:									
Injection molded plastic parts	$ 58,858	$ 28	$ 7,049	$ 75,838	$ 2,437	$ 1,553	$ 48,177	$ 1,168	$ 3,734
Electronic products	85,494	3,940	2,412	57,859	724	29	34,634	51	(1,048)
Metallic parts	3,422	–	(270)	1,202	–	(669)	36	14	(497)
Segment total	$ 147,774	$ 3,968	$ 9,191	$ 134,899	$ 3,161	$ 913	$ 82,847	$ 1,233	$ 2,189
Reconciliation to consolidated totals:									
Sales eliminations	(3,968)	(3,968)	–	(3,161)	(3,161)	–	(1,233)	(1,233)	–
Consolidated totals:									
Net sales	$ 143,806	$ –		$ 131,738	$ –		$ 81,614	$ –	
Income before income taxes			$ 9,191			$ 913			$ 2,189

	Year ended March 31,					
	2008		2009		2010	
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:						
Injection molded plastic parts	$ 458	$ –	$ 215	$ –	$ 166	$ –
Electronic products	49	–	12	–	13	–
Metallic parts	–	–	–	–	–	–
Consolidated total	$ 507	$ –	$ 227	$ –	$ 179	$ –

	Year ended March 31,								
	2008			2009			2010		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:									
Injection molded plastic parts	$ 96,463	$ 5,050	$ 5,613	$101,497	$ 6,648	$ 5,834	$105,084	$ 1,308	$ 5,838
Electronic products	42,583	1,994	1,048	34,885	637	1,229	32,569	257	1,007
Metallic parts	1,540	244	279	1,067	117	201	739	41	166
Segment totals	$140,586	$ 7,288	$ 6,940	$137,449	$ 7,402	$ 7,264	$138,392	$ 1,606	$ 7,011
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(570)	–	–	(359)	–	–	(4,773)	–	–
Goodwill not allocated to segments	391	–	–	392	–	–	392	–	–
Consolidated totals	$ 140,407	$ 7,288	$ 6,940	$ 137,482	$ 7,402	$ 7,264	$ 134,011	$ 1,606	$ 7,011

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

14. SEGMENT INFORMATION (continued)

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2008	2009	2010
Net sales			
United States of America	$ 67,302	$ 42,100	$ 36,144
China	53,231	69,617	42,848
United Kingdom	13,055	13,925	1,278
Hong Kong	2,486	1,762	597
Europe	2,227	2,438	364
Others	5,505	1,896	383
Total net sales	$ 143,806	$ 131,738	$ 81,614

The location of the Company's identifiable assets is as follows:

	March 31,		
	2008	2009	2010
Hong Kong and Macao	$ 37,800	$ 38,745	$ 52,457
China	102,216	98,345	81,162
Total identifiable assets	$ 140,016	$ 137,090	$ 133,619
Goodwill	391	392	392
Total assets	$ 140,407	$ 137,482	$ 134,011

15. SUBSEQUENT EVENTS

On June 22, 2010, the Company declared a dividend of $810, or $0.05 per common share payable on July 28, 2010 to stockholders of record as of July 7, 2010.

Directors and Management

DIRECTORS

RICHARD PUI HON LAU
Chairman

CHIN PANG LI
Executive Director

ALLEN Y.N. CHAM
Non-executive Director and Chairman of Audit Committee

HUNG HUM LEUNG
Non-executive Director and member of Audit Committee

WING KI HUI
Non-executive Director and member of Audit Committee

MANAGEMENT & OFFICERS

FRANKI S.F. TSE
Chief Executive Officer

BETTY C.H. LAM
Chief Financial Officer

WAI YIP KAM
General Manager
(Plastic Operations)

MICHAEL C. M. YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

STEVE K. Y. LAU
Senior Executive Director for Electronic & Metallic Operations and Group Purchasing Director

BEN Y.S. POON
Director
(LCD Operations)

EDWARD K. C. SO
Director of Marketing
(Electronic & Metallic Operations)

WILLIAM C.N. LAU
Director of Engineering
(Electronic Operations)

JACQUELYN W.L. YAU
Director of Operation Control
(Electronic Operations)

RAYMOND K. L. LEE
Deputy Operation Director
(Metallic Operations)

Investors' Information

REGISTERED OFFICE

Deswell Industries, Inc.
Harneys Corporate Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

CORPORATE WEBSITE

http://www.deswell.com

CORPORATE OFFICE

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

MACAO SUBSIDIARIES

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Kwanasia Electronics (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2737
Fax: (853) 2832-3196
http://www.kwanasia.com

PRC SUBSIDIARIES

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houjie Town, Dongguan, China
Tel: (86) 769-8308-6666
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8861-9858
Fax: (86) 769-8999-0501

Shenzhen Kwan Wing Trading Company Limited
Room 901, JiaDe Building,
Red Star Alliance,
Commercial and Residential District,
Songgang Town, Bao An District,
Shenzhen,
Guangdong, China
Tel: (86) 755-2706-4464
Fax: (86) 755-2706-4464

SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held at 2:00 p.m. on September 16, 2010 at the Hotel Intercontinental Barclay, 111 East 48th street at New York City, New York, U.S.A.

STOCK LISTING

The common shares of Deswell Industries, Inc., are traded on the Nasdaq Global Market System under the stock symbol "DSWL".

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Investor Services
250 Royall Street,
Canton, MA 02021, U.S.A.
Shareholders Inquiries: (800) 962-4284
www.computershare.com

INVESTOR RELATIONS CONSULTANT

Institutional Marketing Services, Inc.
51 Locust Avenue
Ste. 204
New Canaan, CT 06840, U.S.A.
Tel: (203) 972-9200
Fax: (203) 966-2198
Email: jnesbett@institutionalms.com

SEC COUNSEL

K&L Gates LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.
Tel: (310) 552-5000
Fax: (310) 552-5001

AUDITORS

BDO Limited
Hong Kong

PRINCIPAL BANK

The Hongkong and Shanghai Banking Corporation Limited

DESIGN: THE GRAPHIS COMPANY LIMITED

www.deswell.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date August 17, 2010

By: ______________________

Name: Betty Lam

Title: Chief Financial Officer